Exhibit 99.1

Internet Gold Reports Financial Results For The First Quarter of 2013

- Net income attributable to shareholders for the first quarter of 2013 totaled NIS 24 million ($7 million) -

Ramat Gan, Israel – May 13, 2013 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the first quarter ended March 31, 2013.

Bezeq’s results: For the first quarter of 2013, the Bezeq Group reported revenues of NIS 2.4 billion ($ 659 million) and operating profit of NIS 761 million ($ 209 million). Bezeq’s EBITDA for the first quarter totaled NIS 1.1 billion ($ 299 million), representing an EBITDA margin of 45%. Net income for the period attributable to the shareholders of Bezeq totaled NIS 497 million ($ 136 million). Bezeq's cash flow from operating activities totaled NIS 972 million ($ 266 million) during the first quarter of 2013.

Cash Position: As of March 31, 2013, Internet Gold’s unconsolidated cash and cash equivalents totaled NIS 166 million ($ 46 million), its unconsolidated gross debt was NIS 1 billion ($ 283 million) and its unconsolidated net debt was NIS 865 million ($ 237 million).

Internet Gold's Unconsolidated Balance Sheet Data*

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Short term liabilities	134	37	133	138
Long term liabilities	897	246	998	895
Total liabilities	1,031	283	1,131	1,033
Cash and cash equivalents	166	46	325	179
Total net debt	865	237	806	854

* Does not include the balance sheet of B Communications.

Dividends from Bezeq: On May 13, 2013, Internet Gold's subsidiary, B Communications Ltd., is expected to receive two dividend payments from Bezeq which together total NIS 421 million ($ 115 million). These dividend payments include a current dividend of NIS 266 million ($ 73 million), representing B Communications’ share of Bezeq’s net profit for the second half of 2012, and a special dividend of NIS 155 million ($ 42 million), representing B Communications’ share of the fifth installment of six special dividend payments declared by Bezeq and approved by its shareholders in 2011.

Internet Gold’s First Quarter Financial Results

Internet Gold's consolidated revenues for the first quarter of 2013 were NIS 2.4 billion ($ 659 million), a 12% decrease compared with NIS 2.7 billion reported in the first quarter of 2012. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

During the first quarter of 2013, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 186 million ($ 51 million) in its consolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until March 31, 2013, B Communications has amortized approximately 53% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

Internet Gold’s financial expenses, net: Internet Gold’s unconsolidated net financial expenses for the first quarter of 2013 were NIS 11 million ($ 3 million). These expenses consisted primarily of expenses related to its publicly traded debentures, which totaled NIS 14 million ($ 4 million) that were offset by financial income of NIS 3 million ($ 1 million) generated from short term investments.

Internet Gold's net income attributable to shareholders for the first quarter of 2013 totaled NIS 24 million ($ 7 million), compared to NIS 3 million reported in the first quarter of 2012.

Internet Gold’s Unconsolidated Financial Results

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31,	March 31,	March 31,	December 31,
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financial expenses	(11)	(3)	(9)	(60)
Other expenses	(1)	-	(1)	(14)
Interest in BCOM's net income	36	10	13	37
Net income (loss)	24	7	3	(37)

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “The first quarter of 2013 was another stable period for Bezeq, demonstrating the cash flow-generating power of its formidable position in Israel’s telecommunications market. We currently have sufficient cash reserves on hand to service our debt until September 2014 and we will continue our efforts to strengthen our financial stability and liquidity with the goal of improving our debt and equity positions.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the first quarter ended March 31, 2013. For a full discussion of Bezeq’s results for the first quarter of 2013, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1 2013	Q1 2012	% change
	(NIS millions)
Revenues	2,405	2,740	(12.2)%
Operating profit	761	850	(10.5)%
EBITDA	1,089	1,208	(9.9)%
EBITDA margin	45.3%	44.1%
Net profit attributable to Bezeq shareholders	497	582	(14.6)%
Diluted EPS (NIS)	0.18	0.21	(14.3)%
Cash flow from operating activities	972	998	(2.6)%
Payments for investments, net	246	413	(40.4)%
Free cash flow 1	726	585	24.1%
Net debt/EBITDA (end of period) 2	1.68	1.37
Net debt/shareholders' equity (end of period)	2.46	2.05

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2013 amounted to NIS 2.41 billion ($ 659 million) compared with NIS 2.74 billion in the corresponding quarter of 2012, a decrease of 12.2%. The reduction in the Bezeq Group revenues was primarily due to a decrease in revenues from the cellular segment, specifically due to a reduction in revenues from handset sales (decrease of NIS 160 million) together with a decrease in revenues from cellular services (decrease of NIS 120 million). In addition, revenues from the fixed-line segment decreased NIS 70 million.

Operating profit of the Bezeq Group in the first quarter of 2013 amounted to NIS 761 million ($ 209 million) compared with NIS 850 million in the corresponding quarter of 2012, a decrease of 10.5%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the first quarter of 2013 amounted to NIS 1.09 billion ($ 299 million) (EBITDA margin of 45.3%) compared with NIS 1.21 billion (EBITDA margin of 44.1%) in the corresponding quarter of 2012, a decrease of 9.9%. Net profit attributable to Bezeq shareholders amounted to NIS 497 million ($ 136 million) compared with NIS 582 million in the corresponding quarter of 2012, a decrease of 14.6%. The decline in profitability metrics was primarily due to a decrease in profitability in the cellular segment as a result of increased competition in the sector.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2013 amounted to NIS 972 million ($ 266 million) compared with NIS 998 million in the corresponding quarter of 2012, a decrease of 2.6%. Free cash flow of the Bezeq Group in the first quarter of 2013 amounted to NIS 726 million ($ 199 million) compared with NIS 585 million in the corresponding quarter of 2012, an increase of 24.1%. The increase in free cash flow was due the completion of major infrastructure projects initiated in prior years, specifically the NGN and submarine cable.

Net financial debt of the Bezeq Group was NIS 7.30 billion ($ 2.0 billion) at March 31, 2013 compared with NIS 6.65 billion as at March 31, 2012.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2013 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2013 (NIS 3.648 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	643	176	1,509	764
Investments, including derivative financial
instruments	2,192	601	1,978	1,655
Trade receivables, net	2,875	788	3,130	2,927
Other receivables	407	111	357	329
Inventory	148	41	225	123
Assets classified as held-for-sale	251	69	168	164

Total current assets	6,516	1,786	7,367	5,962

Investments, including derivative financial
instruments	93	25	101	90
Long-term trade and other receivables	950	261	1,442	1,074
Property, plant and equipment	6,676	1,830	7,076	6,911
Intangible assets	7,037	1,929	7,824	7,252
Deferred and other expenses	391	107	410	384
Investment in equity-accounted investee
(mainly loans)	1,024	281	1,041	1,005
Deferred tax assets	62	17	*191	*128

Total non-current assets	16,233	4,450	18,085	16,844

Total assets	22,749	6,236	25,452	22,806

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

 (In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,602	439	1,216	1,707
Trade payables	652	179	895	793
Other payables, including derivative
financial instruments	872	239	1,043	746
Dividend payable	677	186	677	669
Current tax liabilities	626	172	570	588
Provisions	126	34	181	145
Employee benefits	230	63	*351	*251
Total current liabilities	4,785	1,312	4,933	4,899

Debentures	5,773	1,583	6,375	5,913
Bank loans	6,416	1,759	6,835	6,422
Loans from institutions and others	538	147	541	540
Dividend payable	-	-	645	-
Employee benefits	259	71	*247	*260
Other liabilities	80	22	77	67
Provisions	67	18	69	66
Deferred tax liabilities	1,092	299	1,319	1,159
Total non-current liabilities	14,225	3,899	16,108	14,427

Total liabilities	19,010	5,211	21,041	19,326

Equity
Total equity attributable to equity holders
of the Company	(68)	(19)	*(34)	*(92)
Non-controlling interests	3,807	1,044	*4,445	*3,572

Total equity	3,739	1,025	4,411	3,480

Total liabilities and equity	22,749	6,236	25,452	22,806

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Income for the

(In millions, except per share data)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS

Revenues	2,405	659	2,740	10,278

Cost and expenses
Depreciation and amortization	563	154	755	2,367
Salaries	501	137	512	*1,980
General and operating expenses	889	244	1,083	3,997
Other operating expenses (income), net	(41)	(11)	-	(1)

	1,912	524	2,350	8,343

Operating income	493	135	390	1,935

Financing expenses, net	75	21	19	*415

Income after financing
expenses, net	418	114	371	1,520

Share of losses in
equity-accounted investee	40	11	58	245

Income before income tax	378	103	313	1,275

Income tax	136	37	131	*556

Net income for the period	242	66	182	719

Income (loss) attributable to:
Owners of the company	24	6	3	*(37)
Non-controlling interests	218	60	179	*756

Net income for the period	242	66	182	719

Earnings (loss) per share
Basic income (loss) per share	1.30	0.36	0.16	(1.97)
Diluted income (loss) per share	1.30	0.36	0.15	(2.01)

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group operating income to EBITDA:

In millions

		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS

Operating income	761	209	850	*3,041
Depreciation and amortization	328	90	358	1,436

EBITDA	1,089	299	1,208	4,471

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Free Cash Flow

The following table shows the calculation of the Bezeq Group free cash flow:

In millions

		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS

Cash flow from operating activities	972	266	998	4,014
Purchase of property, plant and equipment	(245)	(67)	(385)	(1,271)
Investment in intangible assets and deferred expenses	(44)	(12)	(75)	(269)
Proceeds from the sale of property, plant and equipment	43	12	47	305

Free cash flow	726	199	585	2,779